Pioneer Bond Fund
6/30/99 NSAR

Responses to Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Tuesday, May 4, 1999.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 2 from the registrant's definitive proxy statement filed electronically with the Commission on March 16, 1999 (Accession No. 0000276776-99-000009) is incorporated herein by reference in response to this sub-item. The results of shareholder voting on Proposal 2 under the caption "Results of
Shareowner Meeting" from the registrant's June 30, 1999 annual report to shareholders filed electronically with the Commission on August 23, 1999 (Accession No. 0001051010-99-000010) are also incorporated herein by reference in response to this sub-item.

(d) None.